Exhibit 99.1

NEW YORK, January 23, 2026 - As the “DeFi-as-a-Service” (DaaS) narrative matures, public equity markets are witnessing a new phenomenon: the “Infrastructure Pivot.” This week’s primary focus is Black Titan Corp (BTTC), which has effectively repositioned itself from a legacy service provider into a regulated conduit for institutional capital entering the decentralized economy. This move mirrors the “MicroStrategy Playbook” but applies it to operational infrastructure (Yield/Liquidity) rather than passive treasury holding.

1) Black Titan Corp (BTTC) secures $200M for “DAT+” Digital Treasury Framework. On January 16, 2026, Black Titan Corp announced a definitive $200 million securities purchase agreement with a U.S.-based institutional investor. This capital is explicitly earmarked to scale its “DAT+” (Digital Asset Treasury Plus) initiative.

●	The “DAT+” Thesis: Unlike ETF issuers that merely track price, Black Titan’s DAT+ framework is designed to actively engage in “Collaborative Liquidity Provision.” The company is building a regulated balance sheet that can interact with decentralized liquidity layers (likely permissioned pools on Aave or Morpho) to generate yield.

●	Operational Readiness Pillar: The funding validates the company’s “Pillar 4” strategy released in late 2025, which focuses on risk-managed interaction with high-value decentralized ecosystems. By using equity capital to farm yield or provide liquidity, BTTC offers stock investors exposure to “DeFi Base Rates” without the need for wallets or custody management.

2) The “Reverse-Merger” Style Pivot into Web3 Infrastructure. Market analysis of BTTC’s trading activity (pre-market gains >100% on Jan 20) suggests that the market is repricing the stock as a “Crypto-Native Proxy.”

●	Legacy Decoupling: Previously associated with HR solutions and therapeutics, the company’s aggressive press release cadence regarding “Decentralized Ecosystems” and “Institutional Oversight” indicates a total strategic overhaul.

●	Structural Arbitrage: BTTC is positioning itself as a “Publicly Traded Liquidity Provider” (LP). By raising cheap equity capital in public markets and deploying it into higher-yielding on-chain opportunities (RWA collateralization or stablecoin lending), the company attempts to capture the spread between its cost of capital and the “DeFi Risk-Free Rate.”

3) No new major “DeFi-as-a-Service” protocol news this cycle. In adherence to your request to avoid repetition: Aside from the BTTC development, major protocol-level news for Base/Morpho remains consistent with last week’s “Morpho V2” and “Coinbase Lending” updates. The sector’s momentum this week is defined by equity-side adoption (BTTC) rather than new protocol launches.

Market Interpretation

First, Black Titan (BTTC) represents the emergence of the “Active Treasury” model in public stocks. While MicroStrategy (MSTR) popularized “holding” BTC, BTTC is attempting to popularize “using” digital assets. If successful, this creates a template for other small-cap public companies to convert stagnant cash reserves into active on-chain liquidity, effectively becoming “Public LPs.”

Second, the $200M raise implies that Institutional Investors prefer “Wrapper Risk” over “Smart Contract Risk.” Large funds are willing to invest in a Nasdaq-listed company (BTTC) that executes complex DeFi strategies, effectively outsourcing the technical diligence and custody risk to the corporate entity.

Outlook

Traders should watch for (i) the specific “Decentralized Ecosystems” BTTC chooses to partner with (e.g., if they announce a partnership with Morpho or Aave Arc, the stock could become a beta-proxy for those protocols), and (ii) regulatory scrutiny regarding whether their “active engagement” classifies them as an unregistered investment company under the Investment Company Act of 1940.

This release is provided for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any security, derivative, or digital asset. Forward-looking statements are subject to risks and uncertainties.

About Black Titan Corporation

Black Titan Corporation is a Cayman Islands–incorporated technology and human capital management (“HCM”) solutions group, currently expanding its platform to support data-driven digital asset–related initiatives under its evolving DAT framework. Formed on July 11, 2024, and renamed Black Titan Corporation on March 12, 2025, the Company was established in connection with a business combination completed on October 1, 2025, through which Black Titan acquired 100% ownership of TTNP and TalenTec.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com